Epiphany Technology Acquisition Corp.

533 Airport Blvd

Suite 400

Burlingame, CA 94010

January 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Anuja A. Majmudar

Re:	Epiphany Technology Acquisition Corp.
Registration Statement on Form S-1
Filed December 15, 2020
File No. 333-251357

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Epiphany Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, January 6, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Peter Bell
Peter Bell
Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller